SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 28, March 2006

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date March 28, 2006

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

 Web-site:www.twinmining.com  E-mail: info@twinmining.com

Press Release

Toronto, March 28, 2006

Twin Mining Engages M Partners to Secure Financing to Launch a New Diamond Venture

Twin Mining Corporation (TSX: TWG) (“Twin Mining”) announces that it has retained M Partners Inc. (the “Agent”) as exclusive lead agent to secure financing for a new diamond exploration venture which will increase the visibility and unlock the value of Twin Mining’s gold and diamond assets.

Twin Mining plans to incorporate a new subsidiary (“Diamondco”) which will acquire all of Twin Mining’s diamond exploration assets (the “Spin-Off”), the Brodeur property on Baffin Island, Nunavut and the TORNGAT property in Nunavik, Quebec (the “Properties”). In exchange for the Properties, Twin Mining will receive shares from Diamondco equal to the value of the Properties based on an independent valuation. The transfer of the Properties from Twin Mining to Diamondco will be subject to Diamondco obtaining adequate private placement financing. Twin Mining may distribute all or part of its shareholdings in Diamondco to Twin Mining’s shareholders. Completion of the transaction is subject to receipt of all requisite regulatory approvals.

The objective of the Spin-Off is to unlock the value of Twin Mining’s gold and diamond assets. Twin Mining will focus on the development of its 100%-owned Atlanta Gold Mine in Idaho, U.S.A. At the same time, as a pure diamond exploration company, Diamondco will be incorporated to raise the capital required to explore and develop the Properties and pursue the acquisition of other diamond exploration properties of merit. Through Diamondco, Twin Mining shareholders will continue to participate in the upside potential of such properties.

Twin Mining entered into a letter agreement dated March 27, 2006 with the Agent pursuant to which the Agent has agreed to act on a best efforts basis as Diamondco's exclusive lead agent in respect of a private placement of up to $5,000,000 of which a minimum of $1,500,000 will be from the issuance of regular common shares and the remainder will be from flow-through common shares (collectively, the “Common Shares”) of Diamondco. The net proceeds from the private placement will be used for exploration work on the Properties and for working capital. Subject to the Agent raising a minimum of $5,000,000, the Agent retains the exclusive right of first refusal to act as agent or underwriter of any further financing, debt or equity, undertaken by Diamondco for a period of 6 months.

The Agent will receive a cash commission equal to 7% of the gross proceeds received by Diamondco and share purchase warrants to acquire 7% of the Common Shares sold under the private placement. The warrants will be exercisable at the offering price of the Common Shares for a period of 18 months from the date of issuance of such warrants.

Twin Mining is at an advanced development stage on its 100% owned Atlanta Gold Mine in the mine-friendly state of Idaho, U.S.A. and a gold explorer on its Abitibi gold project in Quebec. Twin is a diamond explorer on its Brodeur diamond project in Nunavut and on its TORNGAT diamond project in Nunavik, Quebec.

For further information contact:

Badshah Communications Group Ltd.

Hermann Derbuch, P.Eng.,

Telephone: (604) 408-7522

Chairman, President and CEO

Toll Free: 1-866-857-7522

Telephone: (416) 777-0013; Fax: (416) 777-0014

Fax: (604) 408-7528

E-mail: info@twinmining.com

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This news release includes statements about expected future events and financial results that are forward looking in nature and subject to risks and uncertainties. Twin cautions that actual performance may be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what Twin currently foresees.